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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: MARCH 2003

PETRO-CANADA
(Name of registrant)

150 - 6th Avenue S.W.
Calgary, Alberta
Canada T2P 3E3
(Address of Principal Executive Offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F  ☐        Form 40-F  ☒

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes  ☐        No  ☒

[If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXHIBIT INDEX

Exhibit	Description of Exhibit
1	Notice of Meeting
2	Management Proxy Circular
3	Form of Proxy
4	Supplemental Mailing List Card Pursuant to National Instrument 54-102
5	Petro-Canada 2002 Annual Report

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETRO-CANADA
By:	/s/ W. A. (ALF) PENEYCAD

	Name:	W. A. (Alf) Peneycad
	Title:	Vice-President, General Counsel and Corporate Secretary

Date: March 26, 2003

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EXHIBIT INDEX
SIGNATURES